UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51651

WORLD MONITOR TRUST III – SERIES J
(Exact name of registrant as specified in its charter)
680 Fifth Avenue, Suite 1901 New York, NY 10019 (212) 596-3480
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)
Units of Beneficial Interest in Class I, Class II and Class III
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	X
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	X
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 455

Pursuant to the requirements of the Securities Exchange Act of 1934, World Monitor Trust III – Series J has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WORLD MONITOR TRUST III – SERIES J
(Registrant)

	By:	Kenmar Preferred Investments LLC
its Managing Owner

Date: January 09, 2019	By:	/s/ James Parrish
	Name:	James Parrish
	Title:	President